Exhibit 3.2

ARTICLES OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF ENSYNC, INC.
Pursuant to Section 180.1003
of the Wisconsin Business Corporation Law

Pursuant to resolutions of the Board of Directors dated September 17, 2015 and the approval of the shareholders of EnSync, Inc., a Wisconsin corporation (the "Corporation"), on November 17, 2015, and in accordance with the provisions of Section 180.1003 of Wisconsin Business Corporation Law, the following resolution was duly adopted:
RESOLVED, that the Articles of Incorporation of the Corporation be, and they hereby are, amended by deleting Article IV thereof and inserting in its place the following:
ARTICLE IV
The aggregate number of shares which the Corporation shall have the authority to issue, the designation of each class of shares, the authorized number of shares of each class and the par value thereof per share shall be as follows:

Class	Number of Shares Authorized	Par Value Per Share
Common Stock	Three Hundred Million (300,000,000)	One Cent ($.01)
Preferred Stock	Ten Million (10,000,000)	One Cent ($.01)

The preferences, limitations and relative rights of shares of each class and the authority of the Board of Directors of the Corporation to create and to designate series of Preferred Stock and to determine the preferences, limitations and relative rights as between series shall be as follows:

A.            Common Stock.

1.            Voting. Except as otherwise provided by law and except as may be determined by the Board of Directors of the Corporation with respect to shares of Preferred Stock as provided in Section B, below, only the holders of shares of Common Stock shall be entitled to vote for the election of directors of the Corporation and for all other corporate purposes. Except as otherwise provided by law, upon any such vote, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such shareholder.

2.            Dividends. Subject to the provisions of paragraph (2) of Section B, below, the holders of Common Stock shall be entitled to receive such dividends as may be declared thereon from time to time by the Board of Directors of the Corporation, in its discretion, out of any funds of the Corporation at the time legally available for payment of dividends.

3.            Liquidation. In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after there have been paid to or set aside for the holders of shares of Preferred Stock the full preferential amounts, if any, to which they are entitled as provided in paragraph (3) of Section B, below, the holders of outstanding shares of Common Stock shall be entitled to share ratably, according to the number of shares held by each, in the remaining assets of the Corporation available for distribution.

B.            Preferred Stock.

1.            Series and Variations Between Series. The Board of Directors of the Corporation is authorized, to the fullest extent permitted under the Wisconsin Business Corporation Law and the provisions of this Section B, to provide for the issuance of the Preferred Stock in one or more series, each of such series to be distinctively designated, and to have such voting rights, redemption or conversion rights, dividend or distribution rights, preferences with respect to dividends or distributions, or other preferences, limitations or relative rights as shall be provided by the Board of Directors of the Corporation consistent with the provisions of this Article IV. The Board of Directors of the Corporation, unless otherwise provided when the series is established, may increase or decrease the number of shares of any series, provided that the number of shares of any series shall not be reduced below the number of shares then outstanding.

2.            Dividends. Before any dividends (other than a dividend payable solely in Common Stock) shall be paid or set apart for payment upon shares of Common Stock, the holders of each series of Preferred Stock shall be entitled to receive dividends at the rate (which may be fixed or variable) and at such times as specified in the particular series, if any. The holders of shares of Preferred Stock shall have no rights to participate with the holders of shares of Common Stock in any dividends in excess of the preferential dividends, if any, fixed for such Preferred Stock.

3.            Liquidation. In the event of liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, the holders of shares of Preferred Stock shall be entitled to be paid the full amount payable on such shares upon the liquidation, dissolution or winding up of the Corporation fixed by the Board of Directors with respect to such shares, if any, before any amount shall be paid to the holders of the Common Stock.

This Amendment shall be effective as of 12:01 a.m. central time the 17 day of November, 2015.
IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 17 day of November, 2015.
ENSYNC, INC.

By /s/ James Schott
(Signature)
Name: James Schott
Title: Chief Financial Officer

This instrument was drafted by:
Dennis F. Connolly
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202